MTS Announces Third Quarter 2011 Financial Results

Ra’anana, Israel –November 10, 2011 – MTS – Mer Telemanagement Solutions Ltd. (Nasdaq Capital Market: MTSL), a global provider of business support systems (BSS) for comprehensive telecommunication management, telecommunications expense management (TEM) solutions and customer care & billing (CC&B) solutions, today announced its financial results for the third quarter of 2011 and the nine months ended September 30, 2011.

Revenues for the third quarter of 2011 were $3.0 million, compared with $2.7 million in revenues during the same quarter last year and revenues of $3.0 million in the second quarter of 2011. The Company’s operating profit was $244,000 in the third quarter of 2011 compared to an operating loss of $28,000 for the third quarter of 2010. Net income for the third quarter  of 2011 was $226,000 or $0.05 per basic and diluted share, compared with net income of $14,000 or $0.00 per basic and diluted share in the third quarter of 2010. Revenues for the nine month period ended September 30, 2011 were $8.8 million, compared with $8.6 million for the comparable period in 2010. Net income for the nine months ended September 30, 2010 was $588,000 or $0.13 per basic and diluted share, compared with net income of $59,000 or $0.01 per basic and diluted share in the comparable period in 2010.
Our cash and marketable securities rose to $3.0 million at September 30, 2011, which reflects our improved operating cash flow of $794,000 during the nine month period ended September 30, 2011.

“The Company’s CC&B solution for Mobile Virtual Network Operator (MVNO) activity has grown both as license and managed service. We have recently signed 2 new contracts with multinational MVNOs to provide customer care & billing (CC&B) solution” said Eytan Bar, CEO of MTS.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is a worldwide provider of innovative solutions for comprehensive telecommunications expense management (TEM) used by enterprises, and for business support systems (BSS) used by information and telecommunication service providers.

Since 1984, MTS Telecommunications’ expense management solutions have been used by thousands of enterprises and organizations to ensure that their telecommunication services are acquired, provisioned, and invoiced correctly. In addition, the MTS’s Application Suite has provided customers with a unified view of telecommunication usage, proactive budget control, personal call management, employee cost awareness and more.

AnchorPoint TEM solutions enable enterprises to gain visibility and control of strategic assets that drive key business processes and crucial competitive advantage. The AnchorPoint’s software, consulting and managed services solutions -- including integrated Invoice, Asset, and Usage Management and Business Analytics tools -- provide professionals at every level of the organization with rapid access to concise, actionable data.

MTS's solutions for Information and Telecommunication Service Providers are used worldwide by wireless and wireline service providers for interconnect billing, partner revenue management and for charging and invoicing their customers. MTS has pre-configured solutions to support emerging carriers of focused solutions (e.g. IPTV, VoIP, WiMAX, MVNO) to rapidly install a full-featured and scaleable solution.

Headquartered in Israel, MTS markets its solutions through wholly owned subsidiaries in the United States, Hong Kong and The Netherlands as well as through OEM partnerships with Siemens, Phillips, NEC and other vendors.  MTS shares are traded on the NASDAQ Capital Market (symbol MTSL).  For more information please visit the MTS web site: www.mtsint.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission.

Contacts:
Company:

Alon Mualem
CFO
Tel: +972-9-7777-540
Email: Alon.Mualem@mtsint.com

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	September 30,	December 31,
	2011	2010
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,917	$2,124
Restricted marketable securities	130	147
Trade receivables, net	964	1,251
Other accounts receivable and prepaid expenses	131	174
Inventories	9	17

Total current assets	4,151	3,713

LONG-TERM ASSETS:
Severance pay fund	839	798
Other investments	6	4
Deferred income taxes	33	33

Total long-term assets	878	835

PROPERTY AND EQUIPMENT, NET	173	165

OTHER ASSETS:
Goodwill	3,479	3,479
Other intangible assets, net	1,142	1,415

Total other assets	4,621	4,894

Total assets	$9,823	$9,607

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	September 30,	December 31,
	2011	2010
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$337	$305
Accrued expenses and other liabilities	2,048	2,085
Deferred revenues	2,016	2,452
Liabilities of discontinued operations	351	351

Total current liabilities	4,752	5,193

LONG-TERM LIABILITIES -
Accrued severance pay	1,075	1,051

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital	13	13
Additional paid-in capital	19,746	19,676
Treasury shares	(29)	(29)
Accumulated other comprehensive income	(29)	(4)
Accumulated deficit	(15,705)	(16,293)

Total shareholders' equity	3,996	3,363

Total liabilities and shareholders' equity	$9,823	$9,607

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Nine months ended September 30,		Three months ended September 30,
	2011	2010	2011	2010
Revenues:
Product sales	$2,933	$3,283	$926	$897
Services	5,911	5,340	2,083	1,793

Total revenues	8,844	8,623	3,009	2,690

Cost of revenues:
Product sales	836	1,196	255	369
Services	1,982	2,134	662	752

Total cost of revenues	2,818	3,330	917	1,121

Gross profit	6,026	5,293	2,092	1,569

Operating expenses:
Research and development, net of grants from the OCS	1,445	1,100	500	429
Selling and marketing	1,465	1,877	439	596
General and administrative	2,677	2,269	909	572

Total operating expenses	5,587	5,246	1,848	1,597

Operating profit (loss)	439	47	244	(28)
Financial income (expenses), net	79	25	(11)	43
Capital gain on sale of investment	78	-	-	-

Income before taxes on income	596	72	233	15
Tax on income (benefit), net	8	13	7	1

Net income	$588	$59	$226	$14

Net Income per share:

Basic and diluted net income per Ordinary share	$0.13	$0.01	$0.05	$0.00

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	4,459,057	4,458, 975	4,459,057	4,458,975